U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number _____

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

**First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and
First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan**

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN and
2004 EMPLOYEE STOCK PURCHASE PLAN

Financial Statements

December 31, 2004 and 2003
(With Report of Independent Registered Public Accounting Firm Thereon)

Index

<u>Report of Independent Registered Public Accounting Firm</u>

The Trustees
First Financial Holdings, Inc.

1994 Employee Stock Purchase Plan and 2004 Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan (the Plans) as of December 31, 2004 and 2003, and the related statements of operations and changes in net plan equity for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan at December 31, 2004 and 2003, and the results of its operations for each of the years in the three-year period ended December 31, 2004, in conformity with US generally accepted accounting principles.

KPMG LLP

Greenville, South Carolina
February 18, 2005

FIRST FINANCIAL HOLDINGS, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN
2004 EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets:		
Cash and cash equivalents	$ 96,881	$ 67,869
Liabilities and plan equity:		
Liabilities:		
Due to plan sponsor	95,457	66,784
Plan equity	1,424	1,085
	$ 96,881	$ 67,869

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN
2004 EMPLOYEE STOCK PURCHASE PLAN

Statements of Operations and Changes in Plan Equity
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Contributions:			
Contributions from employees	$ 331,941	$ 272,772	$ 162,008
Withdrawals:			
Common stock distributions to participants	326,890	268,525	158,598
Withdrawals by participants from plan	4,712	4,143	2,952
Net increase in plan equity	339	104	458
Plan equity at beginning of year	1,085	981	523
Plan equity at end of year	$ 1,424	$ 1,085	$ 981

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN
2004 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 2004 and 2003

1.   **Description of Plans**

The following brief description of First Financial Holdings, Inc. 2004 Employee Stock
Purchase Plan (the "2004 Plan") and First Financial Holdings, Inc. 1994 Employee Stock
Purchase Plan (the "1994 Plan") (collectively, the "Plans") is provided for general
informational purposes only. Participants should refer to the Plan Agreements for a more
complete description of the Plans' provisions.

General

On July 28, 1994, the Board of Directors of First Financial Holdings, Inc. (the
"Corporation"), approved the establishment of the 1994 Plan to provide the eligible
employees of the Corporation and its designated Subsidiaries an opportunity to purchase
common stock of the Corporation through accumulated payroll deductions at a discounted
price of 90% of the fair market value. At the annual meeting in January 1995, the
stockholders of the Corporation approved the 1994 Plan.

In May 1999, the Board of Directors and shareholders approved the extension of the 1994
Plan for an additional five years, to July 24, 2004.

On September 25, 2003, the Board of Directors of the Corporation adopted the 2004 Plan,
which was ratified on January 29, 2004, by the shareholders of the Corporation, and which
took effect upon expiration of the 1994 Plan on July 29, 2004.

Participation in Plan

The Plans are defined contribution employee stock purchase plans sponsored by the
Corporation. An employee who has been continuously employed by the Corporation for at
least six consecutive months, who is employed by the Corporation on a given enrollment
date and who is scheduled to work at least 1,000 hours as an employee during each
calendar year shall be eligible to participate in the Plans for the offering period
commencing with such enrollment date (the first day of each offering period). An offering
period is a period of approximately three months, beginning on the first trading day on or
after January 1, April 1, July 1, and October 1 of each year and terminating on the last
trading day on or before the end of the period. There were 110 participants in the 2004
Plan as of December 31, 2004, and 86 participants in the 1994 Plan as of December 31,
2003.

Contributions

Employees may contribute to the Plans through payroll deductions. Eligible employees may elect to have payroll deductions made on each payday during an offering period in an amount not exceeding ten percent of their gross compensation.

Plan Administration

During the years ended December 31, 2004 and 2003, the Corporation absorbed all costs of the Plans' administration.

Income Tax Status

It is the intention of the Corporation to have each of the Plans qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. Accordingly, a provision for income taxes for the Plans is not required. Participants of the Plans are encouraged to consult their own tax advisors concerning their tax status under the Plans.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the assets and liabilities using fair values, which approximate their carrying value.

3. **Grant and Exercise of an Option**

On the enrollment date of each offering period, each eligible employee participating in the Plans will be granted an option to purchase, on each exercise date of such offering period, a certain number of shares of the Corporation's common stock. The number of shares is determined by dividing the employee's applicable payroll deductions accumulated prior to the exercise date and retained in the participant's account as of the exercise date by the applicable purchase price. The purchase price is an amount equal to 90% of the fair market value of a share of common stock on the enrollment date or on the exercise date, whichever is lower.

Unless a participant withdraws from the Plans, his or her option will be automatically exercised on the exercise date, and the maximum number of full shares subject to option shall be purchased for the participant at the applicable purchase price with the accumulated payroll deductions in his or her account. No fractional shares will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share shall be retained in the participant's account and applied toward the purchase of shares in a subsequent offering period.

4. **Withdrawal or Termination of Employment**

A participant may withdraw all, but not less than all, of the applicable payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plans at any time by giving written notice to the Corporation.

When a participant ceases to be an employee for any reason, the participant's option will be automatically terminated. Upon termination of a participant's employment relationship, the payroll deductions credited to the participant's account during the offering period but not yet used to exercise the option will be returned to such participant or, in the case of his or her death, to the designated beneficiary.

5. **Plan Termination**

Although it has not expressed any intent to do so, the Corporation has the right to terminate the 2004 Plan at any time. The termination cannot affect options previously granted, provided that the Board of Directors may terminate an offering period on any exercise date if the Board determines that the termination of the 2004 Plan is in the best interest of the Corporation and its stockholders.

6.   Related Party Transactions

In 2004 and 2003, the 1994 Plan purchased 5,569 and 11,010 shares of First Financial Holdings, Inc. common stock, respectively, and the 2004 Plan purchased 6,669 shares in 2004, on behalf of the participants in the Plans.

Cash contributions of participants are held at First Federal Savings and Loan Association of Charleston, a wholly owned subsidiary of the Corporation.

Consent of Independent Registered Public Accounting Firm

The Trustees
First Financial Holdings, Inc.
1994 Employee Stock Purchase Plan
2004 Employee Stock Purchase Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of First Financial Holdings, Inc. relating to the First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan (File no. 333-119289) of our report dated February 18, 2005, relating to the statements of financial condition of the First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and the First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan as of December 31, 2004 and 2003, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan and the First Financial Holdings, Inc. 2004 Employee Stock Purchase Plan.

/s/ KPMG LLP

Greenville, South Carolina
March 29, 2005

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
1994 Employee Stock Purchase Plan

Date: March 31, 2005   By: /s/ Susan Baham
                                                                        Susan Baham
                                                                        Executive Vice President
                                                                        Chief Financial Officer
                                                                        Duly Authorized Representative